Exhibit 2.2

SHARE PURCHASE AGREEMENT

Made between

Agilent LED International, a general partnership organized in accordance with the laws of California, United States of America, having its address at 395 Page Mill Road, Palo Alto, California, 94304 United States of America (hereinafter called “Seller”);

Agilent Technologies, Inc., a corporation organized in accordance with the laws of Delaware, United States of America, having its address at 395 Page Mill Road, Palo Alto, California, 94304 United States of America (hereinafter called “Agilent”);

Philips LumiLeds Holding B.V., a private limited liability company organized under the laws of The Netherlands, having its corporate seat in Eindhoven, The Netherlands (“Philips”) (hereinafter called “Purchaser”); and

Koninklijke Philips Electronics N.V., a public limited liability company organized under the laws of The Netherlands, having its corporate seat in Eindhoven, The Netherlands (hereinafter called “KPENV”).

WHEREAS On October 22, 1999, KPENV and Hewlett-Packard Company (hereinafter called “HP”) entered into an Amended and Restated Joint Venture Agreement (the “JVA”), which amongst others included certain reorganizations with respect to the joint venture company established by the parties under the Joint Venture Agreement of January 15, 1997, which joint venture company is presently named LumiLeds Lighting International B.V. (hereinafter called “JV-Company”), amongst others leading to a 50-50 participation of each of the parties in said joint venture company;

WHEREAS HP assigned and transferred its rights and obligations under the JVA to Agilent, in the framework of a spin-off transaction;

WHEREAS it was agreed upon that from the side of KPENV the shares in the JV-Company would be held by Purchaser, while the shares from the side of Agilent would be held by Seller;

WHEREAS in connection with the administration of the JV-Company’s stock option plan, 7,000,000 shares of the JV-Company were transferred to the Stichting Administratiekantoor LumiLeds Lighting International;

WHEREAS pursuant to a share purchase agreement, dated November 29, 2004, the Purchaser purchased and acquired 1% of the shares of the JV—Company from Seller through the exercise of an option by KPENV to acquire from Agilent said 1% of the outstanding shares in the JV-Company pursuant to Section 12.02 of the JVA;

WHEREAS on November 29, 2004, in connection with the 1% sale and other matters, KPENV and Agilent entered into a Second Amended and Restated Joint Venture Agreement (the “Current JVA”) that amends and restates in full the JVA;

WHEREAS on July 14, 2005 KPENV and Agilent have entered into a term sheet regarding the contemplated sale by the Seller of all of its shares in the JV-Company to the Purchaser; and

WHEREAS the parties now wish to confirm their agreement as follows:

NOW, THEREFORE the parties hereto agree as follows:

1.	SALE AND PURCHASE

1.1	Subject to the conditions contained herein and in particular subject to obtaining the approval of the General Meeting of Shareholders for the transfer of the Shares (as defined below) as laid down in Article 5 sub clause 2 of the Articles of Association of the JV-Company, the Seller hereby sells and the Purchaser purchases and will accept the ownership of 94,500,000 (Ninety-four million, five hundred thousand) ordinary registered shares of a nominal value of € 0,10 each in the JV-Company (the “Shares”), being all of the outstanding shares of the JV-Company held by the Seller.

1.2	The Purchaser shall be entitled to request that the Shares will be transferred to and acquired by KPENV or any of its subsidiaries or affiliates upon the Closing Date (as defined below), in which case such entity will enter into an agreement pursuant to which it will assume the rights and obligations of the Purchaser under this agreement.

1.3	(a) The Purchaser shall have the option to designate a third party acquirer (the “Third Party Acquirer”) for 2,000,000 of the Shares, and Seller shall sell and transfer such shares to the designated third party provided that Purchaser gives Seller notice to this effect at least 7 days before the Closing Date, in which case the Third Party Acquirer will enter into an agreement pursuant to which it will assume the rights and obligations of the Purchaser under this agreement with regard to those 2,000,000 shares.

(b) In the event Purchaser uses the aforesaid option, the Purchaser and the Third Party Acquirer shall pay the Purchase Price collectively, and in proportion to their acquisition of Shares. All other terms of this agreement regarding the transfer of the Shares shall apply between Seller and the Third Party Acquirer mutatis mutandi, it being understood that Purchaser shall represent the Third Party Acquirer towards Seller in each and any respect under this agreement, shall warrant compliance of the Third Party Acquirer with and shall be responsible for any breach of the terms and conditions of this agreement. Without limitation of the foregoing, in the event that the Third Party Acquirer fails to purchase its portion of the Shares for any reason, the Purchaser shall purchase that portion of the Shares. In the event that there are any taxes, documentary charges, recording fees or charges, fees or expenses related to the transfer of the shares to the Third Party Acquirer, the Purchaser or the Third Party Acquirer shall pay all such taxes and fees.

2.	PURCHASE PRICE

2.1	The purchase price for the sale and purchase of the Shares, amounts to Nine-hundred forty-eight million five hundred thousand (United States Dollars $948,500,000) (the “Purchase Price”) and shall be paid in cash on the Closing Date, free and clear of and without any deductions, withholding or set-off, in accordance with the provisions of clause 2.2.

2.2	The Purchase Price shall be paid by the Purchaser and in case clause 1 shall apply, any Third Party Acquirer, before the execution of the Transfer Deed (as defined below) to the third party account of the Notary (as defined below) with ING Bank in Dordrecht, The Netherlands, account number 66 32 63 816 (Swift code INGBNL 2A) in the name of “Kwaliteitsrekening AKD Prinsen Van Wijmen, Notariaat”, with the unconditional instruction to the Notary to pay the Purchase Price to the Seller immediately upon the transfer of the Shares in accordance with the instruction letter substantially in the form attached hereto as Schedule 1 (the “Notary Instruction Letter”).

3.	CLOSING DATE / SHARE TRANSFER

The transfer and delivery of the Shares will take place by notarial deed in accordance with the draft substantially in the form attached hereto as Schedule 2 (the “Transfer Deed”), which will be executed by the Seller, the Purchaser and/or any other acquirer of the Shares in accordance with clause 1 of this agreement and the JV-Company before a notary at AKD Prinsen Van Wijmen (the “Notary”) within five (5) business days from the date that the last of the following conditions have been met:

(a)	the General Meeting of Shareholders of the JV-Company will have approved such transfer in accordance with Article 5 sub clause 2 of the Articles of Association of the JV-Company. The parties hereto will take care that a General Meeting of Shareholders of the JV-Company will be held within thirty (30) calendar days from the date of signature of this agreement;

(b)	any applicable waiting period under any applicable antitrust laws shall have expired or terminated, and all governmental authorization required to consummate the transactions contemplated hereunder shall have been received; and

(c)	Agilent and the JV-Company shall have executed the SLA Amendment (as defined below).

The date of the transfer and delivery of the Shares shall be the “Closing Date”.

4.	RESPONSIBILITY FOR MERGER CLEARANCE APPLICATIONS AND FILINGS

4.1	The Purchaser and the Seller shall co-operate in the timely preparation, submission and pursuit of all merger clearance applications and filings required in different jurisdictions in connection with the transaction contemplated by this agreement.

4.2	The Purchaser is primarily responsible for preparing the merger clearance applications and filings (other than in those countries where the Seller or the JV-Company have a duty to make a separate application or filing), and the Purchaser shall submit those applications and filings to the Seller for its prior review.

4.3	The Seller shall use its reasonable efforts to provide all information and documents requested by the Purchaser for the purpose of preparing the merger clearance applications and filings.

4.4	The Purchaser and the Seller shall pay their own costs relating to the preparation and submission of the merger clearance applications and filings, including all filing fees. Purchaser shall bear the penalties, fines and other costs resulting from not filing in any jurisdiction where it is determined that filing should have taken place (other than in those countries where the Seller has a duty to make a separate application or filing).

5.	EXISTING AGREEMENTS

5.1	On the Closing Date, Agilent and the JV-Company shall enter into an amendment to the existing service level agreements (the “SLA Amendment”) in a form mutually agreeable to KPENV and Agilent, pursuant to which all of the services not actually provided by Agilent to the JV-Company at the Closing Date will terminate. All services actually provided by Agilent to the JV-Company at the Closing Date (including IT Services) shall continue to be provided for up to six (6) months after the Closing Date. In the event that Agilent cannot provide a service actually provided by Agilent to the JV-Company at the Closing Date under the current software license agreements due to the transactions contemplated by this Agreement, KPENV and Agilent shall use good faith efforts to resolve the issue. No other amendments to such service level agreements shall be made.

5.2	The following agreements (collectively, the “Terminated Agreements”) will terminate as of the Closing Date:

(a)	the Current JVA;

(b)	the Second Amended and Restated Non-Competition Agreement, among Agilent, KPENV and the JV-Company, dated November 29, 2004 (the “Non-Competition Agreement”); provided however the provisions regarding non-competition and non-solicitation as it relates to Agilent and any of its Subsidiaries (as defined in the Non-Competition Agreement) after the Closing Date will survive in their current form in the Non-Competition Agreement for the period set forth therein, other than Article 1(a)(iii).

(c)	the Second Amended and Restated Patent and Know-How Agreement, among Agilent, KPENV and the JV-Company, dated November 29, 2004; provided however that Articles 8.02, 8.03 and 8.04 shall survive such termination in accordance with the terms as set out therein;

(d)	the Credit Facility Agreement, among the JV-Company, KPENV, Agilent and Agilent Technologies Coordination Center S.C./C.V., dated November 31, 2001, as amended (the “Credit Facility Agreement”);

(e)	all agreements between on the one hand (i) Agilent and any of its subsidiaries and affiliates (the “Agilent Companies”) and on the other (ii) KPENV and any of its subsidiaries and affiliates (the “KPENV Companies”) in relation to the activities of the JV-Company;

(f)	all agreements between the Agilent Companies and the JV-Company (and/or any of its subsidiaries and affiliates); other than (i) purchase orders for the purchase of chips or other products by the Agilent Companies from the JV-Company or any of its subsidiaries and affiliates outstanding as at the Closing Date, (ii) the SLA Amendment, (iii) the Lease Agreement, dated November 10, 1999, between Agilent and LumiLeds Lighting US LLC and (iii) the Lease Agreement, dated June 1, 2003 between Agilent Technologies (Japan) and LumiLeds Lighting U.S. LLC regarding facilities in Japan (which shall survive for a period earlier of the six (6) months or when the parties mutually agree to terminate it).

5.3	After the Closing Date, to the extent that the parties to this agreement are not parties to the Terminated Agreements, each of Agilent and KPENV shall procure the termination of such agreements by its subsidiaries and affiliates, including in the case of KPENV, the JV-Company and its subsidiaries and affiliates. Any such terminations shall be effective as of the Closing Date.

6.	REPAYMENT OF DEBT TO AGILENT

6.1	By co-signing this agreement, KPENV shall procure that the JV-Company shall repay all outstanding amounts due to Agilent under the Credit Facility Agreement as at the Closing Date (the “Agilent Receivable”) simultaneously with the transfer of the Shares and the payment of the Purchase Price.

6.2	The Agilent Receivable shall be paid by the Purchaser or JV-Company, at KPENV’s discretion, before the execution of the Transfer Deed to the third party account of the Notary with ING Bank in Dordrecht, The Netherlands, account number 66 32 63 816 (Swift code INGBNL 2A) in the name of “Kwaliteitsrekening AKD Prinsen Van Wijmen, Notariaat”, with the unconditional instruction to the Notary to pay the Agilent Receivable to Agilent immediately upon the transfer of the Shares in accordance with the Notary Instruction Letter.

7.	SELLER AND AGILENT AND PURCHASER REPRESENTATIONS AND WARRANTIES

7.1	The Seller and Agilent represent and warrant as of the date of this agreement and the Closing Date to the Purchaser and KPENV that:

(a)	the Seller has full and unencumbered title to the Shares and the Shares are free and clear of any usufruct, pledge, lien, claim, charge or other encumbrances;

(b)	no depository receipts for the Shares have been issued, whether or not with the cooperation of the JV-Company;

(c)	Seller has no obligation to transfer the Shares to a third party or to create any mortgage, pledge, lien, claim, charge or encumbrance in respect of the Shares;

(d)	Seller has full right, power and authority to sell and deliver the Shares and Purchaser has full right, power and authority to purchase and take delivery of the Shares.

(e)	Seller has not disposed of any dividends or other distributions, which may become payable with respect to the Shares in the future, and no one, with the exception of the Seller in its capacity as shareholder, has any right to distributions arising from the profit, reservations and/or liquidation of the JV-Company with respect to the Shares, and no agreement with any person or company exists relating to the sharing of present or future commissions, fees or other income or profits of the JV-Company with respect to the Shares.

(f)	To Seller’s knowledge, the products and any manufacturing and development processes of the JV-Company and/or any of its subsidiaries and affiliates do not infringe the patents and other intellectual property rights of HP and any of its subsidiaries and affiliates covered by Section 3.05 of the Amended and Restated Patent and Know-How Agreement, among Agilent, KPENV and the JV-Company, dated November 10, 1999;

7.2	In addition, each party to this agreement represents and warrants that:

(a)	it has full power and authority to execute and deliver this agreement and to perform its respective obligations hereunder. This agreement and documents executed in connection with this agreement constitutes or will constitute when executed the valid and legally binding obligations of such party, enforceable in accordance with their respective terms;

(b)	no authorization, consent or approval of any government or governmental agency is required to be obtained by it and no notice or filing is required to be given by it with any government or governmental agency or court in order to consummate the transactions as contemplated by this agreement except for the approvals by competition authorities legally required in certain jurisdictions; and

(c)	the execution and the delivery of this agreement by it will not violate any provision of the bylaws or other organizational or foundation documents of it.

8.	PURCHASER AND KPNEV REPRESENTATIONS AND WARRANTIES

8.1	The Purchaser and KPENV hereby represent and warrant that the Purchaser and any Third Party Acquirer has, or will have prior to or at the Closing Date, adequate financial resources to satisfy its monetary and other obligations under this Agreement including, without limitation, the obligation to pay the Purchase Price and solely for the Purchaser, the Agilent Receivable in accordance herewith.

8.2	KPENV is jointly and severally liable with the Purchaser for the payment of the Purchase Price (including any Purchase Price due by any Third Party Acquirer) and the Agilent Receivable.

9.	COVENANTS

9.1	Each party agrees that it will vote in favor of the transfer of the Shares set forth in Section 3(a) and not lodge any objection or block with regard to this matter or any other shareholder approvals that may be required to effect the transactions set forth in this agreement.

9.2	A party and any of their subsidiaries and affiliates shall keep confidential and not disclose to third parties the disclosing party’s information with respect to the JV-Company and its subsidiaries and affiliates for a period of five (5) years from the date of disclosure. The Agilent Companies shall keep confidential and not disclose to third parties any information of the JV-Company and its subsidiaries disclosed in connection with the joint venture for a period of five (5) years from the date of disclosure. Notwithstanding the foregoing neither party shall be obligated to maintain in confidence that information which:

(a)	can be demonstrated by reasonably documented proof to have been in the possession of the receiving party prior to receipt thereof from the disclosing party;

(b)	is or becomes part of the public domain other than through breach of this Agreement or through the fault of the receiving party;

(c)	is or becomes available to the receiving party from a source other than the disclosing party which source has no confidentiality obligation to the disclosing party in respect thereof;

(d)	is developed by the receiving party independently of any disclosure by the disclosing party by persons who have not had access to such information; or

(e)	is required by law or governmental regulation or court order to be disclosed, provided that in such event the receiving party shall inform the disclosing party in advance of such requirement, and, at the request of the disclosing party, shall use reasonable efforts to obtain confidential treatment of materials so disclosed.

A receiving party shall protect proprietary information of the disclosing party against disclosure to third parties in the same manner and with at least the same degree of care with which it protects its own proprietary information. Each party shall ensure that suitable undertakings of secrecy are imposed with respect to proprietary information provided to it by any other party hereto, upon its present employees, as well as upon its future employees, both for the period of their employment and for a period of time thereafter, sufficient to satisfy the secrecy undertakings of this Section 9.2.

In addition, the parties acknowledge and agree that it would be impossible or inadequate to measure and calculate the damages from any breach of the secrecy undertakings of this Section 9.2. Accordingly, in the event of a breach of this Section 9.2, the non-breaching party(ies) will have available, in addition to any other right or remedy available, the right to obtain an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of any such provision of this agreement.

9.3	Tax Matters

(a)	Tax Returns

Within 120 days after the Closing Date, the Purchaser shall cause the JV-Company to prepare and provide to the Seller a package of Tax information materials, including,

without limitation, schedules and work papers (the “Tax Package”) required by the Seller to enable the Seller to prepare and file all United States federal, state, and local tax returns, estimates, declarations, information statements, and reports (“U.S. Tax Returns”) required to be prepared and filed with respect to the JV-Company. The Tax Package shall be prepared in good faith in a manner consistent with past practice.

(b)	Assistance and Cooperation

The Purchaser shall cause the JV-Company to, at its own expense:

(i)	assist the Seller in preparing and filing any U.S. Tax Returns which the Seller is responsible for preparing in accordance with Section 9.3(a);

(ii)	cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding any U.S. Tax Returns relating to the JV-Company, including retention of any books and records that are legally required in connection with the Seller’s preparation, as the case may be, of any U.S. Tax Return, or for any audit, examination, or proceeding relating the tax liability of Seller.

(iii)	make available to the Seller and to any taxing authority, as reasonably requested, employees and independent auditors to provide explanations and additional information relating to U.S. Tax Returns concerning the JV-Company; and

(iv)	If the Purchaser sells or transfers its interest in JV-Company, the Purchaser will require that the purchaser or transferee of Purchaser’s interest in the JV-Company comply with the requirements of this section 9.3.

10.	MISCELLANEOUS

10.1	The terms and conditions contained in this agreement constitute the entire agreement between the parties related to the subject matter and supersede all prior arrangements and understandings between the parties whether written or oral, pertaining to the subject matter hereof.

10.2	No variation of this agreement shall be binding upon either party unless made in writing and signed by duly authorized representatives of each of the parties. The parties shall keep confidential the terms and conditions of this agreement and the transactions contemplated hereby except to the extent disclosure is required by law or agreed upon in writing by Agilent and KPENV.

10.3	This agreement shall be governed by and construed in accordance with Dutch law. In the event of a dispute under this Agreement, the parties agree that such matters will be ultimately handled if they do not come to settlement otherwise by the “NEDERLANDS ARBITRAGE INSTITUTE” (THE DUTCH ARBITRATION INSTITUTE) in accordance with the Arbitration Rules and conducted in the English language and by persons proficient in it. The arbitration shall be composed of one arbitrator. Notwithstanding the foregoing, with regard to Section 9.2 (Confidentiality) the parties may pursue enforcement of their rights in any competent court.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement in two fold on August 12, 2005.

AGILENT LED INTERNATIONAL

BY: AGILENT TECHNOLOGIES, INC., its partner

By:	/s/ William P. Sullivan
Name:	William P. Sullivan
Title:	President and Chief Executive Officer

AGILENT TECHNOLOGIES, INC

By:	/s/ William P. Sullivan
Name:	William P. Sullivan
Title:	President and Chief Executive Officer

PHILIPS LUMILEDS HOLDING B.V.

By:	/s/ Karsten Schwennesen
Name:	Karsten Schwennesen
Title:	General Counsel

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Karsten Schwennesen
Name:	Karsten Schwennesen
Title:	General Counsel

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